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                                 PLAYORENA INC.
                    150 VANDERBILT MOTOR PARKWAY, SUITE 311
                           HAUPPAUGE, NEW YORK 11788

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                            NOTICE OF CHANGE IN THE
                       MAJORITY OF THE BOARD OF DIRECTORS

                               SEPTEMBER 7, 1999

     This Information Statement is being furnished to all holders of record at the close of business on August 17, 1999 of the common stock, par value $.001 per share ("Common Stock") of Playorena Inc., a New York corporation ("Playorena" or the "Company") in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Securities and Exchange Commission ("SEC") Rule 14f-1.

     NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

     The Company anticipates that on or about September 17, 1999, the transactions contemplated by the Merger Agreement discussed below will be completed and the Board of Directors of the Company (the "Board") will be reconstituted and fixed at three directors. Effective as of the closing of the transactions pursuant to the Merger Agreement, two of the current members of the Board of Directors of the Company, Robert Rubin and Alfred Romano, will resign as directors, and the remaining director, Lawrence Kaplan, will elect Michael Brent and Harold Kestenbaum to fill the vacancies created thereby. Immediately thereafter, Lawrence Kaplan will resign as a director of the Company and Michael Brent and Harold Kestenbaum intend to elect Derek Brent to fill the vacancy created thereby. The new directors will not begin their term until consummation of the Merger after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company's shareholders.

     Because of the change in the composition of the Board and the Merger described below, there will be a change in control of the Company on the date the new directors referred to above take office.

     As of August 17, 1999, the Company had 9,988,018 shares of Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the executive officers and directors after the Merger. Additional information about the Merger and the business of the Company is contained in the Company's current annual and quarterly reports on file with the SEC, as well as a definitive Proxy Statement filed with the SEC on August 20, 1999 (the "Proxy Statement"). All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                              THE MERGER AGREEMENT

     The Company intends to acquire the business of Global Travel Network, LLC, a limited liability company organized under the laws of the state of Delaware ("Global"). Global is a nationwide travel agency which offers franchises throughout the world. A wholly-owned subsidiary of the Company will merge with and into Global in exchange for shares of Common Stock of the Company, with Global as the

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surviving corporation (the "Merger"). Following the Merger, Global will be a wholly-owned subsidiary of the Company.

     The Merger will be completed pursuant to the Agreement and Plan of Merger, dated as of July 27, 1999, by and among the Company, a subsidiary of the Company, Global and the members of Global ("Merger Agreement"), pursuant to which the Company's wholly-owned subsidiary formed for such purposes will merge into Global in a tax free reorganization within the meaning of Sections 351 and/or 368 of the Internal Revenue Code of 1986, as amended. Members of Global will exchange their membership interests in Global for an aggregate of 4,725,000 shares of Common Stock of the Company, representing approximately 94.5% of the outstanding common stock of the Company.

     The consummation of the Merger is contingent upon each share of Common Stock issued and outstanding, without any action on the part of any holder thereof, being converted into .027533 of a share of Common Stock (the "Reverse Stock Split"). Shareholders holding shares of Common Stock in an amount not divisible by .027533 will receive, in lieu thereof, one full additional share. The Reverse Stock Split would apply to all shares of the Company's Common Stock outstanding on the date immediately prior to the closing of the Merger, but will not be effective until the consummation of the Merger. Giving effect to the consummation of the Merger, the holders of Common Stock will collectively own approximately 5.5% of the outstanding voting securities of the Company on a diluted basis. The principal purpose of the Reverse Stock Split is to fulfill the provisions and requirements of the Merger Agreement, which provides that the Company's currently outstanding Common Stock be reduced to approximately 275,000 shares of Common Stock.

     Assuming the Reverse Stock Split is approved by the shareholders, shareholders will be required to exchange their stock certificates for new certificates representing the shares of Common Stock giving effect to the Reverse Stock Split. The new stock certificates will also reflect a prior one-for-twenty reverse stock split approved by the shareholders at a special meeting held on February 7, 1997, and effected as of July 31, 1998. Shareholders will be furnished with the necessary materials and instructions for the surrender and exchange of stock certificates at the appropriate time by the Company's transfer agent. Shareholders will not be required to pay a transfer or other fee in connection with the exchange of certificates. SHAREHOLDERS SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

     See "Certain Relationships and Related Transactions" below for certain obligations being undertaken by certain officers, members and affiliates of the Company in connection with the Merger.

                        CHANGE IN CONTROL OF THE COMPANY

     Giving effect to the Merger and the Reverse Stock Split, the Company's current shareholders will own, on a fully diluted basis, approximately 5.5%, and the shareholders of Global shall own 94.5%, of the outstanding voting securities of the Company. The current shareholders of the Company shall own an aggregate of approximately 275,000 shares of Common Stock and the Global members shall own an aggregate of approximately 4,725,000 shares of Common Stock.

                             EXECUTIVE COMPENSATION

     The summary compensation table is omitted because no compensation for services in all capacities to the Company was awarded, earned by or paid to the President of the Company for the fiscal years ended November 30, 1998, 1997 or 1996, and no other executive officer of the Company received salary and bonus in excess of $100,000 during the fiscal years ended November 30, 1998, 1997 or 1996.

     No director of the Company received any remuneration from the Company as such. Directors do not currently receive fees or other remuneration from the Company.

               PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

     The following table sets forth certain information as of August 17, 1999, regarding (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common

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Stock, (ii) each current director, nominee and executive officer of the Company,
(iii) all current officers and directors as a group, and (iv) all proposed directors and officers of the Company after giving effect to the Merger and the Reverse Stock Split.

                                                         AMOUNT AND NATURE
                            NAME & ADDRESS OF            OF BENEFICIAL             PERCENTAGE
TITLE OF CLASS               BENEFICIAL OWNER              OWNERSHIP               OF CLASS
---------------      --------------------------------    -----------------         ----------
Common Stock         Lawrence Kaplan (1)                     2,426,459               24.29%
                       150 Vanderbilt Motor Parkway
                       Suite 311
                       Hauppauge, New York 11788
Common Stock         Andrew Kaplan (2)                       2,389,583               23.92%
                       150 Vanderbilt Motor Parkway
                       Suite 311
                       Hauppauge, New York 11788
Common Stock         Robert Rubin (1)                        3,241,355               32.45%
                       25 Highland Boulevard
                       Dix Hills, New York 11746
Common Stock         Alfred Romano (1)                         138,668                1.38%
                       4 Wagon Wheel Lane
                       Dix Hills, New York 11746
Common Stock         Michael Y. Brent (3)                    3,402,000               68.04%
                       1530 Palisade Avenue
                       Fort Lee, New Jersey 07024
Common Stock         Harold Kestenbaum (3)                    --                      --
                       585 Stewart Avenue
                       Garden City, New York 11530
Common Stock         Derek Brent (3)                          --                      --
                       1530 Palisade Avenue
                       Fort Lee, New Jersey 07024
Common Stock         Liberty Travel, Inc. (4)                  472,500                9.45%
                       69 Spring Street
                       Ramsey, New Jersey 07446
Common Stock         Townmoor Investments (4)                  340,200                 6.8%
                       c/o Duncan Bloom Associates
                       5718 Tanglewood Drive
                       Bethesda, Maryland 20817
All Directors and Executive Officers as group                5,806,482               58.13%
  Prior to Merger and Reverse Stock Split (3 persons)
All Directors and Executive Officers as group                3,402,000               68.04%
  After Merger and Reverse Stock Split (3 persons)

------------------
(1) Current directors and officers prior to the Merger and Reverse Stock Split and without giving effect to the Merger or the Reverse Stock Split

(2) 5% Beneficial Owner Prior to the Merger and Reverse Stock Split and without giving effect to the Merger or the Reverse Stock Split

(3) Directors, Officers and 5% shareholders following the Merger and Reverse Stock Split and after giving effect to the Merger and the Reverse Stock Split

(4) 5% shareholders following the Merger and Reverse Stock Split and after giving effect to the Merger and the Reverse Stock Split

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     Giving effect to the consummation of the Merger and the Reverse Stock
Split, the current shareholders of the Company will collectively own approximately 5.5%, and the shareholders of Global shall own 94.5%, of the outstanding voting securities of the Company, on a diluted basis. Concurrent with the closing of the Merger, the incumbent officers and directors of the Company will be replaced by the officers and directors of Global.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The Company anticipates that on or about September 17, 1999, the transactions contemplated by the Merger Agreement discussed below will be completed and the Board of Directors of the Company (the "Board") will be reconstituted and fixed at three directors. Effective as of the closing of the transactions pursuant to the Merger Agreement, two of the current members of the Board of Directors of the Company, Robert Rubin and Alfred Romano, will resign as directors, and the remaining director, Lawrence Kaplan, will elect Michael Brent and Harold Kestenbaum to fill the vacancies created thereby. Immediately thereafter, Lawrence Kaplan will resign as a director of the Company and Michael Brent and Harold Kestenbaum intend to elect Derek Brent to fill the vacancy created thereby. The following table sets forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company after the Merger. If any proposed director listed in the table below should become unavailable for any reason, the directors of the Board will vote for any substitute nominee or nominees who may be selected by Global prior to the closing of the Merger.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

NAME                       AGE       POSITION
--------------------   -----------   ------------------------------------
Lawrence E. Kaplan         55        Director and President
Robert Rubin               58        Director and Chairman of the Board
Alfred Romano              60        Director and Secretary

     Robert M. Rubin. Mr. Rubin has served as director of the Company and as Chairman of Board of the Company since July 1998. Mr. Rubin has also served as the Chairman of the Board Directors of American United Global, Inc. ("AUGI") since May 1991, and was its Chief Executive Officer from May 1991 to January 1, 1994. Between October, 1990 and January 1, 1994, Mr. Rubin served as the Chairman of the Board and Chief Executive Officer of AUGI and its subsidiaries; from January 1, 1994 to January 19, 1996, he served only as Chairman of the Board of AUGI and its subsidiaries. From January 19, 1996, Mr. Rubin has served as Chairman of the Board and President and Chief Executive Officer of AUGI. Mr. Rubin is Chairman of the Board, Chief Executive Officer and a stockholder of ERD Waste Technology, Inc. ("ERD"), a diversified waste management public company specializing in the management and disposal of municipal solid waste, industrial and commercial non-hazardous waste and hazardous waste. In September 1997, ERD filed for protection under the provisions of Chapter 11 of the federal bankruptcy act. Mr. Rubin is a former director and Vice Chairman, and currently a minority stockholder, of American Complex Care, Incorporated ("ACC"), a public company formerly engaged in providing on-site health care services, including intradermal infusion therapies. In April 1995, ACC's operating subsidiaries made assignments of their assets for the benefit of creditors without resort to bankruptcy proceedings. Mr. Rubin is also the Chairman of the Board of Western Power & Equipment Corp. ("Western"). AUGI owns approximately 56.6% of the outstanding common stock of Western. Mr. Rubin is also a director and a minority stockholder of Response USA, Inc., a public company engaged in the sale and distribution of personal emergency response systems; Diplomat Corporation, a public company engaged in the manufacture and distribution of baby products; and Medi-Merg, Inc., a Canadian management company for hospital emergency rooms and out-patient facilities.

     Lawrence E. Kaplan. Mr. Kaplan has served as director of the Company since August 1998. Mr. Kaplan is a registered representative officer, director and sole stockholder of G-V Capital Corp., an NASD-registered broker/dealer. Mr. Kaplan has served as a director of AUGI since February 1993. He is also a director of Morlex, Inc., a blank check company which is seeking merger opportunities. He is also

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an officer and director of Osteoimplant Technology, a manufacturer of orthopedic devices and total joint implants.

     Alfred Romano. Alfred Romano has been the President, director and sole shareholder of Pope Liquors, Inc. since 1964. Pope Liquors operates a store engaged in the retail sale of alcoholic beverages.

PROPOSED EXECUTIVE OFFICERS AND DIRECTORS AFTER THE MERGER

NAME                      AGE       POSITION
-------------------   -----------   -------------------------------------------------
Michael Y. Brent          57        Director, President and Chief Executive Officer
Harold Kestenbaum         49        Director
Derek Brent               28        Director and Vice President

     Michael Y. Brent. Since November 1, 1994, Mr. Brent has served as President and Chief Executive of Global. From July, 1989 through November, 1994 Mr. Brent was the Chief Operating Officer of Global.

     Harold Kestenbaum. Mr. Kestenbaum has served as an outside director of Global since March, 1994. Mr. Kestenbaum has been a practicing attorney in the State of New York since 1976.

     Derek Brent. Since 1997, Mr. Brent has served as a Vice President and Director of Global. From 1994 through 1997, Mr. Brent served as assistant controller of Global. Mr. Brent is a licensed certified public accountant in the State of New Jersey.

               COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act, as amended, requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Messrs. Andrew Kaplan, Lawrence Kaplan, Rubin and Romano did not comply with certain requirements of
Section 16(a) in connection with their respective acquisition of shares in August, 1998.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Lawrence Kaplan and Robert Rubin, each a principal shareholder and director of the Company, upon consummation of the Merger and as an accommodation to the Company, will execute and deliver an Assumption and Indemnification Agreement pursuant to which each such individual will agree, jointly and severally for a period of up to two years from the Closing, to indemnify and hold harmless the Company for all claims and liabilities with respect to (i) virtually all pre-existing payables and liabilities of the Company prior to the consummation of the Merger (which liabilities they will assume), (ii) any breach of a representation or warranty of the Company (respecting matters no more than five years old) in any document respecting the Merger and (ii) any default by the Company with respect to its obligations pursuant to the Merger prior to the consummation of the Merger.

     On August 1, 1998, after giving effect to a previously approved one-for-20 reverse stock split which was effective July 31, 1998, Robert Rubin, Lawrence Kaplan, Alfred Romano (members of the Company's Board of Directors) and Andrew Kaplan, a principal shareholder of the Company, purchased 3,049,944, 2,330,303, 138,113 and 2,335,417, shares of Common Stock of the Company, respectively, for a purchase price equal to the amounts owed for the cancellation of all indebtedness (and interest thereon) and for all previous services rendered. On July 13, 1999, Robert Rubin and Lawrence Kaplan purchased 55,245 and 41,434 shares of Common Stock of the Company, respectively, in exchange for certain cash contributions made by each of them to the Company.

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     On July 27, 1999, Lawrence Kaplan and Robert Rubin, along with Andrew
Kaplan, a principal shareholder, signed a Voting Agreement with Global, pursuant to which they agreed to vote all their shares of Company Common Stock in favor of the proposals set forth in the Proxy Statement. As a result, the approval of the proposals contained therein is essentially assured.

                                                         PLAYORENA INC.

Dated: September 7, 1999

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